PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN RECEIVES EXCELLENT RESULTS FROM METALLURGICAL

DRILLING AT THE ESAASE GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA, May 17, 2010 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce new assay results from its Esaase Gold Project located in southwest Ghana. The new results are from a recently completed infill core drilling program undertaken to provide samples for the next phase of metallurgical test work.  Metallurgical test samples were obtained from a ¼ split of the large diameter (PQ) core.  Significant mineralized intercepts were produced from all holes, intersecting the targeted block model at or thicker than the approximate predicted width of the block model. Intercept highlights include 42 meters of 6.40 g/t Au, 69.8 meters of 2.6 g/t Au, and 149 meters of 1.17 g/t Au. These results will be incorporated into the existing resource model, please see www.keeganresources.com for a drill hole location map.

Table 1: Recent results from metallurgical infill drilling from Keegan's Esaase Gold Project. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KEDD721	45	138	93	1.18	KEDD750	60	71	1	1.4
KEDD722	86	150	64	2.41	KEDD750	100	115.2	15.2	1.91
including	87	88	1	11.45	KEDD751	33	90	57	1.1
including	107	108	1	36.3	KEDD752	70	117	47	1.39
KEDD723	14.7	120	105.3	0.8	including	71	72	1	15.65
KEDD724	47	124	77	1.1	including	76.6	78	1.4	19.4
KEDD725	26	44	18	1.03	KEDD753	143.2	213	69.8	2.6
KEDD725	66	74	8	0.51	including	174	175	1	12.15
KEDD725	91	98	7	0.74	KEDD754	58	127	69	0.68
KEDD727	1	37	36	0.94	KEDD761	78	94	16	0.97
KEDD727	159	180	21	0.81	KEDD761	120	148	28	5.1
KEDD728	0	25	25	0.6	including	120	121	1	46.5
KEDD729	0	66	66	0.67	including	130	131	1	69.1
KEDD729	97	124	27	1.22	KEDD761	157	167	10	2.55
KEDD730	24	38	14	1.39	KEDD763	18	167	149	1.17
KEDD730	52	119.1	67.1	0.99	including	20	21	1	13.4
KEDD749	0	10	10	1.26	including	23.3	24.1	0.8	13.97
KEDD749	37	79	42	6.4
including	45.85	47.7	1.85	58.9
including	75	76	1	47.1

Keegan continues its ongoing exploration program at Esaase with two drill rigs, targeting down dip extension in the main zone as well as step out drilling along strike to the north.

In other news, core drilling has commenced at Keegan’s Asumura property in western Ghana where multiple targets are being tested.  These targets were previously identified from further geophysics evaluations and re-analysis of past RC drill results by Keegan.

President and CEO Maurice Tagami states, "These assay results continue to show the robustness of the Esaase Deposit. The large diameter PQ core drill program provides us with a satisfactory amount of samples which will allow us to advance the Project’s process flowsheet and plant design to support pre-feasibility and final feasibility studies.  This drilling program will also contributes significantly to the additional data to be utilized in the next updated Esaase resource estimate..  After a slight delay in the arrival of the drill at Asumura drilling is finally underway, we are looking forward to an exciting quarter with exploration and expansion drilling from both properties in Ghana.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. Core samples were split into halves and then quarters on site. All samples were assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. Intercepts were calculated using the existing mineralization model for the deposit. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Shawn Wallace,

Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Infill PQ hole locations

KEDD727
KEDD761
KEDD763
KEDD729
KEDD730
KEDD728
KEDD725
KEDD749
KEDD750
KEDD724
KEDD722
KEDD723
KEDD721
KEDD754
KEDD751
KEDD752
KEDD753
0
0.5
1
kilometers
N
LEGEND
Esaase PQ Drill Holes (results 5-15-10)
Drilled Mineralization not yet in resource
Resource Area
Mineralized Fault Structures
Esaase Property